UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

HUB Cyber Security Ltd.
Full Name of Registrant

N/A
Former Name if Applicable

2 Kaplan St.
Address of Principal Executive Office (Street and Number)

Tel Aviv 6473403, Israel
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

HUB Cyber Security Ltd. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “Annual Report”). The Company is unable to file its Annual Report within the prescribed time period without unreasonable effort or expense. As previously reported, the Company experienced several key personnel changes during the first quarter of 2026, including (i) the resignation of the Company’s Chief Executive Officer on March 31, 2026; (ii) the appointment of a new Chief Financial Officer in January 2026; and (iii) several other key employee transitions in the finance and accounting department. These events, in the aggregate, have caused significant delays in the preparation of the Company’s audited financial statements resulting in the Company being unable to file the Annual Report within the prescribed time period without unreasonable effort or expense. The Company intends to take all necessary measures to file the Annual Report as soon as possible, and no later than 15 calendar days after its due date, but cannot be certain it will be able to do so.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Limor Zur-Stoller	(972)	03-924-4074
	(Name)	(Area code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results of operations to be contained in the Company's financial statements for 2025 will be significantly different from the prior year's primarily due to the acquisition of BlackSwan Technologies Inc. in January 2025. The Company cannot reasonably estimate the results at this time, as they are still being prepared.

HUB Cyber Security Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2026	By:	/s/ Limor Zur-Stoller
	Name:	Limor Zur-Stoller
	Title:	Chief Financial Officer

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